UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                         Questcor Pharmaceuticals, Inc.
                  (formerly Cypros Pharmaceuticals Corporation)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    232808105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  April 5, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          / /        Rule 13d-1(b)
          /X/        Rule 13d-1(c)
          / /        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 232808105               SCHEDULE 13G                            -2-

--------------------------------------------------------------------------------
   1.     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Sigma-Tau Finanziaria SpA
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                         (a)  / /
                                                                     (b)  / /

--------------------------------------------------------------------------------
   3.     SEC Use Only


--------------------------------------------------------------------------------
   4.     Citizenship or Place of Organization

          Italy
--------------------------------------------------------------------------------
                            5.    Sole Voting Power

                                  5,747,126
                           -----------------------------------------------------
        Number of           6.    Shared Voting Power
         Shares
      Beneficially                0
       Owned by Each        ----------------------------------------------------
        Reporting           7.    Sole Dispositive Power
      Person With:
                                  5,747,126
                           -----------------------------------------------------
                            8.    Shared Dispositive Power

                                  0
--------------------------------------------------------------------------------
   9.     Aggregate Amount Beneficially Owned by Each Reporting Person

          5,747,126
--------------------------------------------------------------------------------
  10.     Check box if the Aggregate Amount in Row (9) Excludes
          Certain Shares (See Instructions)                            / /


--------------------------------------------------------------------------------
  11.     Percent of Class Represented by Amount in Row (9)

          18.5%
--------------------------------------------------------------------------------
  12.     Type of Reporting Person (See Instructions)

          CO

CUSIP 232808105               SCHEDULE 13G                            -3-


--------------------------------------------------------------------------------
   1.     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Sigma-Tau Finance Holding S.A.
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                        (a) / /
                                                                    (b) / /

--------------------------------------------------------------------------------
   3.     SEC Use Only


--------------------------------------------------------------------------------
   4.     Citizenship or Place of Organization

          Luxembourg
--------------------------------------------------------------------------------
                            5.    Sole Voting Power

                                  5,747,126
                           -----------------------------------------------------
        Number of           6.    Shared Voting Power
         Shares
      Beneficially                0
      Owned by Each        -----------------------------------------------------
       Reporting            7.    Sole Dispositive Power
      Person With:
                                  5,747,126
                           -----------------------------------------------------
                            8.    Shared Dispositive Power

                                  0
--------------------------------------------------------------------------------
   9.     Aggregate Amount Beneficially Owned by Each Reporting Person

          5,747,126
--------------------------------------------------------------------------------
  10.     Check box if the Aggregate Amount in Row (9) Excludes
          Certain Shares (See Instructions)                            / /


--------------------------------------------------------------------------------
  11.     Percent of Class Represented by Amount in Row (9)

          18.5%
--------------------------------------------------------------------------------
  12.     Type of Reporting Person (See Instructions)

          CO

CUSIP 232808105               SCHEDULE 13G                            -4-



Item 1(a). Name of Issuer:
          Questcor Pharmaceuticals, Inc. (formerly Cypros Pharmaceuticals Corporation) ("Questcor").

Item 1(b). Address of Issuer's Principal Executive Offices:

         26118 Research Road
         Hayward, CA  94545

Item 2(a). Name of Person Filing:

          This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons")

          (1) Sigma-Tau Finanziaria SpA ("Sigma-Tau")

          (2) Sigma-Tau Finance Holding S.A., a wholly owned subsidiary of Sigma-Tau ("Holding").

Item 2(b). Address of Principal Business Office:

         (1)
         Sigma-Tau
         Via Sudafrica, 20
         00144 Rome
         Italy

         (2)
         Holding
         Via Sudafrica, 20
         00144 Rome
         Italy

Item 2(c). Citizenship:

         (1) Sigma-Tau is an Italian corporation.

         (2) Holding is a Luxembourg corporation.

Item 2(d). Title of Class of Securities:

         Common Stock, no par value (the "Shares")

Item 2(e). CUSIP Number:

         232808105

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:

         This Item 3 is not applicable

CUSIP 232808105               SCHEDULE 13G                            -5-


Item 4. Ownership:

     (1)  Sigma-Tau

     (a)      Amount beneficially owned:                       5,747,126(1)(2)

     (b)      Percent of class:                                          18.5%

     (c)      Number of shares as to which such person has:
              (i)    sole power to vote or to direct
                     the vote:                                       5,747,126
              (ii)   shared power to vote or to direct
                     the vote:                                               0
              (iii)  sole power to dispose or to direct
                     the disposition of:                             5,747,126
              (iv)   shared power to dispose or to direct
                     the disposition of:                                     0

     (2)      Holding

     (a)      Amount beneficially owned:                        5,747,126(1)(2)

     (b)      Percent of class:                                          18.5%

     (c)      Number of shares as to which such person has:
              (i)    sole power to vote or to direct
                     the vote:                                       5,747,126
              (ii)   shared power to vote or to direct
                     the vote:                                               0
              (iii)  sole power to dispose or to direct
                     the disposition of:                             5,747,126
              (iv)   shared power to dispose or to direct
                     the disposition of:                                     0
     ---------

     (1): All of the Shares are held by Holding and are restricted shares subject to certain limitations on resale.

     (2): 2,873,563 of the Shares beneficially owned are issuable upon exercise of a Warrant held by Holding, however, Holding may not exercise the warrant for greater than 2,161,752 shares unless Questcor has received shareholder approval in compliance with the rules and regulations of the American Stock Exchange.

Item 5. Ownership of Five Percent or Less of a Class:

         Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         Not Applicable

Item 8. Identification and Classification of Members of the Group:

CUSIP 232808105               SCHEDULE 13G                            -6-


         Not Applicable

Item 9. Notice of Dissolution of Group:

         Not Applicable

Item 10. Certification:

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP 232808105               SCHEDULE 13G                            -7-


                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2001
                              SIGMA TAU FINANZIARIA SPA


                              By: /s/ Paolo Cavazza
                                  ----------------------------------------------
                                  Name:   Paolo Cavazza
                                  Title:  Vice President and Managing Director



                              SIGMA TAU FINANCE HOLDING S.A.


                              By: /s/ Antonio Nicolai
                                  ----------------------------------------------
                                  Name:   Antonio Nicolai
                                  Title:  Director

CUSIP 232808105               SCHEDULE 13G                            -8-


                                      EXHIBIT INDEX

                                                                        Page No.

A. Joint Filing Agreement dated April 9, 2001 by and among Sigma Tau Finanziaria SpA and Sigma Tau Finance Holding
     S.A..............................................................

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Questcor Pharmaceuticals, Inc. dated as of April 9, 2001 is, and any amendments thereto (including amendments on each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934).

Dated: April 9, 2001
                                SIGMA TAU FINANZIARIA SPA


                                By:  /s/  Paolo Cavazza
                                     ---------------------------
                                     Name:   Paolo Cavazza
                                     Title:  Vice President and
                                             Managing Director


                                SIGMA TAU FINANCE HOLDING SA


                                By:  /s/  Antonio Nicolai
                                     --------------------------
                                     Name:  Antonio Nicolai
                                     Title: Director